Exhibit 99.2        Management, Discussion and Analysis

Belzberg Technologies Inc.                                          EXHIBIT 99.2
MD&A 2001

Management's Discussion and Analysis

The following is Management's Discussion and Analysis of the financial condition of Belzberg Technologies Inc. ("Belzberg" or the "Corporation") and our financial performance for the years ended December 31, 2001 ("2001"), December 31, 2000 ("2000") and December 31, 1999 ("1999"). This discussion should be read in conjunction with the Corporation's 2001 Audited Consolidated Financial Statements and accompanying notes. All amounts are in Canadian dollars unless otherwise stated.

This report contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as (but not limited to) "may," "will," "expect," "anticipate," "estimate," "plans," "continue," "believe," or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Corporation's results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. These factors include without limitation our dependence on a limited number of customers for a substantial amount of our revenues, the intense competition in the market for global internet trading solutions and intelligent order routing systems, the ability to recruit and retain key personnel, extensive government regulation of the securities brokerage industry, fluctuations in trading activity as a result of global economic conditions, technological change which will affect capital expenditures, and other factors discussed in periodic filings with Canadian and United States securities regulatory authorities. Any of these factors could cause actual results to vary materially from current results or the Corporation's anticipated future results. The Corporation wishes to caution readers not to place undue reliance on such forward-looking statements that speak only as of the date made.

General

Belzberg Technologies Inc. is a leading provider of trade execution, order management and routing software for the financial industry. The Corporation's customers, who include both broker-dealers and their customers, use Belzberg trading software to buy and sell equities and stock options on a variety of stock exchanges, electronic markets known as ECNs, and NASDAQ market makers. Belzberg products enable traders to execute and manage large volumes of transactions at high speed, and with great reliability and security.

Major financial institutions, broker-dealers, buy-side institutions, banks, and others use all or a subset of Belzberg trading products to automate their order execution, basket trading, arbitrage, retail order management, and real-time inventory management, as demanded by each situation.

In 2001, the Corporation expanded its business by acquiring a broker-dealer that provides the execution of exchange-traded equity and index options on the Chicago Board Options Exchange.

                   Selected Financial Data - 2001 (unaudited)
($000's) except per share data                         Qtr 1         Qtr 2          Qtr 3         Qtr 4
--------------------------------------------------------------------------------------------------------

Revenues                                             $ 4,550       $ 6,444        $ 6,332       $ 7,134
--------------------------------------------------------------------------------------------------------
Gross margin                                           2,934         4,046          3,529         3,438
--------------------------------------------------------------------------------------------------------
Net loss from continuing operations                     (134)         (675)          (888)       (1,194)
Net loss from discontinued operations                   (249)         (282)          (662)            -
--------------------------------------------------------------------------------------------------------
Net loss                                                (383)         (957)        (1,550)       (1,194)
--------------------------------------------------------------------------------------------------------
Basic and diluted loss per common share
  - from continuing operations                       $ (0.01)      $ (0.06)       $ (0.08)      $ (0.11)
  - from discontinued operations                       (0.02)        (0.03)         (0.06)            -
--------------------------------------------------------------------------------------------------------
Basic and diluted loss per common share              $ (0.04)      $ (0.09)       $ (0.14)      $ (0.11)
--------------------------------------------------------------------------------------------------------
Balance Sheet Data:
  Cash and cash equivalents                          $ 9,110       $ 9,070        $ 7,049       $ 6,361
  Working capital                                     11,796         9,786          8,295         6,913
  Total assets                                        19,524        20,881         18,438        17,451
  Long-term lease obligations                          1,733         1,573          1,561         1,502
  Shareholders' equity                                14,553        13,618         11,849        10,805
--------------------------------------------------------------------------------------------------------

Numbers may not total due to rounding.
Certain figures have been reclassified for comparative purposes to conform to the year-end financial statement presentation.

                   Selected Financial Data - 2000 (unaudited)
($000's) except per share data                         Qtr 1         Qtr 2          Qtr 3         Qtr 4
--------------------------------------------------------------------------------------------------------

Revenues                                             $ 2,444       $ 2,592        $ 2,935       $ 3,980
--------------------------------------------------------------------------------------------------------
Gross margin                                           1,745         1,611          1,969         2,096
--------------------------------------------------------------------------------------------------------
Net earnings (loss) from continuing operations            35          (251)          (151)          219
Net loss from discontinued operations                      -             -            (66)         (132)
--------------------------------------------------------------------------------------------------------
Net earnings (loss)                                       35          (251)          (217)           87
--------------------------------------------------------------------------------------------------------
Basic and diluted earnings (loss) per common share
  - from continuing operations                        $ 0.02       $ (0.04)       $ (0.02)       $ 0.02
  - from discontinued operations                           -             -          (0.01)        (0.01)
--------------------------------------------------------------------------------------------------------
Basic and diluted earnings (loss) per common share    $ 0.02       $ (0.04)       $ (0.03)       $ 0.01
--------------------------------------------------------------------------------------------------------
Balance Sheet Data:
  Cash and cash equivalents                          $ 5,530       $ 4,640        $ 4,050       $ 5,642
  Working capital                                      5,563         4,922          5,076         7,562
  Total assets                                         8,926         9,250         11,443        15,460
  Long-term lease obligations                            264           201          1,011         1,418
  Shareholders' equity                                 7,046         6,942          7,448        10,665
--------------------------------------------------------------------------------------------------------

Numbers may not total due to rounding.
Certain figures have been reclassified for comparative purposes to conform to the year-end financial statement presentation.

Overview of Year 2001

2001 was again a very successful year for the Corporation. Revenue increased from $12.0 million in year 2000 to $24.5 million in year 2001, an increase of 105%. In year 2000, revenue increased to $12.0 million from $5.9 million in 1999, an increase of 102%. Belzberg has now had an increase in revenues for 10 consecutive fiscal quarters, except for the 3rd quarter of 2001 when revenues declined slightly as a result of our New York operations being closed for one full week due to the September 11, 2001 terrorist attack.

In 2001 the Corporation continued its expansion and connectivity. In April 2001, the Corporation acquired all of the issued shares of Robert C. Sheehan & Associates, Inc., a broker-dealer in Chicago, thereby acquiring access to the floor of the Chicago Board Options Exchange, which is a key component of the Corporation's strategy of being able to provide customers with connectivity to both equity and options markets from one trading platform.

In May 2001, the Corporation opened its first European office by incorporating Belzberg Technologies (UK) Limited, a wholly owned subsidiary, in London, England. Belzberg is now able to route orders from European customers to North American exchanges. In due course, the Corporation intends to be able to route orders from European customers to European exchanges.

In September 2001, the Corporation discontinued the operations of eContracts, Inc., its only subsidiary that was not part of the business model, in order to fully concentrate on the core business.

In September 2001, the Corporation opened a subsidiary in Philadelphia, Belzberg Technologies (Philadelphia) Inc. and located there a new President for the Corporation together with a new Vice President of Sales and supporting staff. Unfortunately, no additional revenues were generated, nor were any cost efficiencies achieved, and this office was closed in March 2002, and the relationship with the new President and other staff ended.

As a result of the continuing strategy of the Corporation, revenues continued to increase from the United States, reaching Cdn$15.7 million in 2001 as compared to Cdn$5.9 million in 2000. The Corporation anticipates that revenues from the United States will continue to increase at a greater rate than revenues from Canada.

In December 2001, the Corporation's renovation of both its new and existing space at its head office in Toronto was completed, and staff moved into the new premises. As part of this move, leasehold improvements in the old space were demolished in order to completely rebuild the premises, and the remaining unamortized original cost of the leasehold improvements in this renovated area was written off.

The cost of the Corporation's rapid expansion is shown in the loss for the year of $2.9 million from continuing operations, as significant new staff were added and our internal data networks were upgraded significantly.

Total operating expenses increased from $6.3 million in 2000 to $14.7 million in 2001, an increase of 133%. Cash flow from operations however in 2001 was a positive $12,000 as compared to a utilization of $4.1 million in 2000.

In January 2001 the Corporation completed a private placement, which netted $4.7 million (issue price of $15.00 per share). Proceeds from the exercising of employee options at an average price of $3.08 netted $0.2 million. During the year $0.8 million was utilized to purchase shares in the Market under the Corporation's Normal Course Issuer Bid at an average price over the year of $8.88. Cash was also utilized to purchase capital assets and to repay lease obligations. The overall cash position increased by $0.7 million in 2001.

In November 2000, the Corporation's shares began trading on the Toronto Stock Exchange under the symbol BLZ. The Corporation also filed Registration Statement 20-F with the Securities and Exchange Commission in the United States as a foreign issuer.

Summary

The Corporation feels that 2001 represents a significant improvement in its competitive position. The following chart gives a comparison of the changes in revenue over the past 3 years, the growth in numbers of employees, and the growth in revenue per employee.

        Revenues by segment per employee for the years ended December 31,

($000's)                                                               2001          2000          1999
--------------------------------------------------------------------------------------------------------

Core business revenue                                              $ 20,787      $ 11,951       $ 5,904
Brokerage business revenue                                            3,673             -             -
--------------------------------------------------------------------------------------------------------
Total revenue                                                      $ 24,460      $ 11,951       $ 5,904
--------------------------------------------------------------------------------------------------------

Employees - Core business                                               109            78            48
Employees - Brokerage business                                           22             -             -
--------------------------------------------------------------------------------------------------------
Total Employees                                                         131            78            48
--------------------------------------------------------------------------------------------------------

Revenue per employee - Core business                                  $ 191         $ 153         $ 123
Revenue per employee - Brokerage business                               167             -             -
Total revenue per employee                                            $ 187         $ 153         $ 123
--------------------------------------------------------------------------------------------------------

Acquisition

Robert C. Sheehan & Associates, Inc.

In April 2001, the Corporation acquired all of the outstanding shares of Robert
C. Sheehan & Associates, Inc. ("RCS") for cash consideration of $1.7 million. As of December 31, 2001, $0.4 million of the cash consideration remained payable to the vendor of RCS, which amount was subsequently paid in January 2002.

RCS is a broker-dealer that executes exchange-traded equity and index options on the Chicago Board Options Exchange and is a key component of the Corporation's strategy of being able to provide customers with connectivity to both equity and options markets from one trading platform.

Consolidated Results of Continuing Operations

Revenues

                 Total revenues for the years ended December 31,

                                                          % of                    % of                    % of
($000's)                                        2001   Revenue          2000   Revenue          1999   Revenue
-----------------------------------------------------------------------------------------------------------------

Subscription fees                           $ 10,596        43%      $ 6,080        51%      $ 4,526        77%
Transaction fees                               8,900        36%        3,276        27%          644        11%
Commissions                                    3,594        15%            -          -            -          -
Software development
  and installation                               772         3%        2,059        17%          667        11%
Other                                            598         3%          536         5%           67         1%
-----------------------------------------------------------------------------------------------------------------
Total revenues                              $ 24,460                $ 11,951                 $ 5,904
-----------------------------------------------------------------------------------------------------------------

Total revenues increased from $5.9 million in 1999 to $12.0 million in 2000 (an increase of 102%), and to $24.5 million in 2001 (an increase of 105%). Subscription fee revenue, which is based on customers paying a fixed monthly fee for each terminal connected to the Belzberg Gateway, increased by 74% in 2001 as compared to 2000 and accounted for 43% of total revenues in 2001 as compared to 51% of total revenues in 2000 and 77% of total revenues in 1999. The Corporation expects subscription fee revenue as a percentage of total revenues to decrease in the future as more customers are expected to switch to a transaction fee model. Transaction fee revenue, which is based on customers paying a fee per transaction routed through the Belzberg Gateway, increased by 172% in 2001 as compared to 2000 and accounted for 36% of total revenues in 2001 as compared to 27% of total revenues in 2000 and 11% of total revenues in 1999.

In 2001, the Corporation acquired Robert C. Sheehan and Associates, Inc. ("RCS"), a broker-dealer that executes exchange-traded equity and index options on the Chicago Board Options Exchange. For the nine months ended December 31, 2001, RCS generated $3.6 million in commission income that accounted for 15% of total revenues in 2001.

 Software development and installation fees decreased by 63% in 2001 as compared to 2000 and accounted for 3% of total revenues in 2001 as compared to 17% of total revenues in 2000 and 11% of total revenues in 1999. The Corporation expects that this revenue stream will be a significantly smaller percentage of the overall business in future years. Other revenues which include revenue from connectivity to the Belzberg Gateway as well as revenue from information distribution, increased by 12% in 2001 to $0.6 million as compared to $0.54 million in 2000.

              Revenues by country for the years ended December 31,

                                                 % of                    % of                   % of
($000's)                               2001   Revenue          2000   Revenue         1999   Revenue
-------------------------------------------------------------------------------------------------------
Canada
  Subscription fees                 $ 6,512        74%      $ 3,213        53%     $ 2,012        75%
  Transaction fees                    1,336        15%          558         9%         203         8%
  Commissions                             -          -            -          -           -          -
  Software development
    and installation                    447         5%        1,783        29%         415        15%
  Other                                 490         6%          523         9%          50         2%
-------------------------------------------------------------------------------------------------------
Revenues from Canada                $ 8,785                 $ 6,077                $ 2,680
-------------------------------------------------------------------------------------------------------

United States
  Subscription fees                 $ 4,084        26%      $ 2,867        49%     $ 2,514        78%
  Transaction fees                    7,563        48%        2,718        46%         441        14%
  Commissions                         3,594        23%            -          -           -          -
  Software development
    and installation                    325         2%          277         5%         252         8%
  Other                                 109         1%           12          -          17          -
-------------------------------------------------------------------------------------------------------
Revenues from United States        $ 15,675                 $ 5,874                $ 3,224
-------------------------------------------------------------------------------------------------------

The Corporation generated approximately 64% of its revenues in the United States and 36% of its revenues in Canada. Revenue increased in both Canada and the United States from 2000 with significant growth occurring in the United States. Revenue in Canada increased from $6.1 million in 2000 to $8.8 million in 2001, an increase of 45%, compared to the 127% increase in 2000 from 1999 revenue of $2.7 million. Revenue in the United States increased from $5.9 million in 2000 to $15.7 million in 2001, an increase of 167%, compared to the 82% increase in 2000 from 1999 revenue of $3.2 million. The Corporation anticipates that revenues from the United States will continue to increase at a greater rate than revenues from Canada.

Gross Margin

                  Gross margin for the years ended December 31,


($000's)                                             2001                    2000                    1999
----------------------------------------------------------------------------------------------------------

Revenue                                          $ 24,460                 $11,951                 $ 5,904
Cost of revenue                                    10,513                   4,530                   2,173
----------------------------------------------------------------------------------------------------------
Gross margin                                     $ 13,947                 $ 7,421                 $ 3,731
----------------------------------------------------------------------------------------------------------
Gross margin %                                        57%                     62%                     63%
----------------------------------------------------------------------------------------------------------

Gross margin as a percentage of sales declined to 57% in 2001, from 62% in 2000 and 63% in 1999. The decline in margin is attributable to a change in the sales mix that now includes the lower margin brokerage business as well as an increase in direct costs incurred in 2001 to expand capacity and connectivity to new markets. The Corporation expects the margin on the brokerage business to improve in future years as the Corporation moves towards becoming self-clearing.

Operating Expenses

               Operating expenses for the years ended December 31,

                                                    % of                    % of                     % of
($000's)                                2001     Revenue        2000     Revenue         1999     Revenue
----------------------------------------------------------------------------------------------------------

Sales and marketing                  $ 5,072        21%      $ 2,721        23%       $ 1,874         32%
Research and development               3,062        12%        2,011        17%         1,794         30%
Government assistance                      -          -       (1,150)     (10)%             -           -
Administration                         6,582        27%        2,676        22%         2,356         40%
---------------------------------------------------------------------------------------------------------
Total operating expenses            $ 14,716        60%      $ 6,258        52%       $ 6,024        102%
----------------------------------------------------------------------------------------------------------

Sales and Marketing Expenses

Sales and marketing expenses totaled $5.1 million in 2001, $2.7 million in 2000 and $1.9 million in 1999. Sales and marketing expenses increased by $2.4 million or 86% in 2001 over 2000 and by $0.8 million or 45% in 2000 over 1999. As a percentage of revenue, sales and marketing expenses were 21% of sales in 2001, compared to 23% of sales in 2000 and 32% of sales in 1999. The primary factors that contributed to the increase in sales and marketing expenses in 2001 were headcount additions and increased spending on advertising and promotions.

Research and Development Expenses and Government Assistance

Research and development expenses totaled $3.1 million in 2001, $2.0 million in 2000 and $1.8 million in 1999. Research and development expenses increased by $1.1 million or 52% in 2001 over 2000, and by $0.2 million or 12% in 2000 over 1999. As a percentage of revenue, research and development expenses were 12% of sales in 2001, compared to 17% of sales in 2000 and 30% of sales in 1999. The primary factor that contributed to the increase in research and development expenses in 2001 was headcount additions as the Corporation is committed to expand its product capabilities and connectivity to additional markets in order to increase its customer base.

In the 2000 year, the Corporation recognized a recovery of $1.2 million against research and development expenses relating to scientific research and developmental assistance for the taxation years 1996 to 1999 provided by the Government of Canada. This amount was received in the 2001 year. Any future reimbursements that the Corporation may be entitled to, will only be obtainable as a credit against income taxes payable in Canada.

Administration Expenses

Administration expenses totaled $6.6 million in 2001, $2.7 million in 2000 and $2.4 million in 1999. Administration expenses increased by $3.9 million or 146% in 2001 over 2000, and by $0.3 million or 14% in 2000 over 1999. As a percentage of revenue, administration expenses were 27% of sales in 2001, compared to 22% of sales in 2000 and 40% of sales in 1999. The primary factors that contributed to the increase in administration expenses in 2001 were headcount additions, costs related to additional office space in Toronto, Philadelphia and the United Kingdom and an increase in the administrative overhead to support the growth in sales and size of the Corporation.

Other Income and Expenses

           Other income and expenses for the years ended December 31,

                                                              % of               % of                % of
($000's)                                            2001   Revenue      2000  Revenue      1999   Revenue
----------------------------------------------------------------------------------------------------------

Amortization of capital assets                   $ 1,646        6%     $ 793       7%     $ 220       4%
Amortization of goodwill                             153        1%        48       1%         -        -
Write-down of leasehold improvements                 153        1%         -        -       113       2%
Interest expense                                     466        2%       166       1%        25        -
Interest income                                     (312)     (1)%      (227)    (2)%         -        -
Stock exchange listing costs                           -         -       525       4%         -        -
----------------------------------------------------------------------------------------------------------
Other expenses, net                              $ 2,106        9%   $ 1,305      11%     $ 358       6%
----------------------------------------------------------------------------------------------------------

Amortization of Capital Assets

Amortization of capital assets totaled $1.6 million in 2001, $0.8 million in 2000 and $0.2 million in 1999. Amortization of capital assets increased by $0.8 million or 107% in 2001 over 2000 and by $0.6 million or 260% in 2000 over 1999. The increase in amortization of capital assets in 2001 resulted from acquisitions of both owned and leased computer equipment of approximately $1.4 million as well as capital expenditures on leasehold improvements and furniture of approximately $1.3 million in 2001. The computer equipment additions improved our high-speed connectivity between customers, the Corporation and a multitude of exchanges and other markets for live trade execution.

Amortization of Goodwill

Amortization of goodwill totaled $153,000 in 2001, $48,000 in 2000 and nil in 1999. The increase in goodwill amortization in 2001 resulted from the acquisition of Robert C. Sheehan & Associates, Inc.

Effective January 1, 2002 the Corporation will cease to amortize goodwill in accordance with the new CICA Section 3062 and will review goodwill annually for impairment.

Write-down of Leasehold Improvements

During 2001 the Corporation completed its leasehold improvements on its new expanded facilities in Toronto and rebuilt a portion of its existing facilities. The rebuild of the existing facilities resulted in a write-down of the old leasehold improvements of $153,000.

Interest Expense

Interest expense totaled $466,000 in 2001, $166,000 in 2000 and $25,000 in 1999.
Interest expense increased by $300,000 or 180% in 2001 over 2000 and by $141,000 or 564% in 2000 over 1999. The increase in the interest expense is mainly attributable to the significant increase in capital lease obligations in 2001 of $1.2 million and $2.7 million in 2000. The Corporation utilizes capital leases to finance the significant amount of capital expenditures required for its network infrastructure.

Interest Income

Interest income totaled $312,000 in 2001, $227,000 in 2000 and nil in 1999. The increase in interest income in 2001 of $85,000 compared with 2000 is due mainly to the cash invested following the private placement of common shares in January 2001.

Stock Exchange Listing Costs

Stock exchange listing costs of $525,000 relate to the costs of the Corporation's listing on the Toronto Stock Exchange in November 2000 and the filing of the Corporation's Registration Statement on Form 20-F with the Securities and Exchange Commission (SEC) in 2000. No additional significant costs are expected.

Income Taxes

Income taxes totaled $15,685, $5,063 and $9,019 in 2001, 2000 and 1999 respectively. The Corporation has net operating loss carryforwards in Canada of approximately $3.5 million and in the United States of approximately $8.5 million that may be used to offset future taxable earnings. The benefits of these losses have not been reflected in the consolidated financial statements as the Corporation has recorded a valuation allowance against the tax benefit of these losses. The losses expire in Canada beginning in 2004 and expire in the United States beginning in 2011.

Net Loss from Continuing Operations

As a result of the factors discussed above, the net loss from continuing operations increased to $2.9 million in 2001 from $0.1 million in 2000 as compared to a reduction in the loss from 1999 of $2.7 million to $0.1 million in 2000. The loss per share from continuing operations increased to $0.26 per share as compared to a loss of $0.02 per share in 2000 and a loss of $0.38 per share in 1999.

Loss from Discontinued Operations

In September 2001, the Corporation ceased operations of its wholly-owned subsidiary, eContracts, Inc. ("eContracts"), a developer and supplier of on-line procurement and supply chain integration solutions. Accordingly, the consolidated financial statements for all periods presented have reflected this business separately from continuing operations. The Corporation recorded a loss from discontinued operations in 2001 of $1.2 million which included an impairment charge for goodwill of $0.3 million, a stock compensation expense of $0.1 million relating to contingent stock consideration paid and a loss from the operations of eContracts of $0.8 million.

Liquidity and Capital Resources

As of year-end the Corporation had cash and cash equivalents of $6.4 million, an increase of $0.8 million or 14% from the $5.6 million at the 2000 year-end. Cash generated from continuing operations for the 2001 year was $12,000 as compared to cash utilized by continuing operations in the 2000 year of $4.1 million. The Corporation has a demand operating facility of Cdn$1 million that may be used to finance general corporate requirements and a demand facility of US $0.6 million that may be used to finance leasehold improvements in the Corporation's U.S. operations. As of year-end the Corporation had utilized Cdn$0.7 million of the Canadian facility and utilized the remaining Canadian facility subsequent to year-end. The Corporation believes that its working capital of $6.9 million will be sufficient to meet the anticipated daily cash requirements throughout fiscal 2002, although the Corporation may raise additional capital in 2002 to fund expansion plans or potential acquisitions.

The Corporation used $2.1 million for investing activities in 2001 compared to using $0.7 million in 2000. This increase was attributable to the acquisition of Robert C. Sheehan & Associates, Inc. that was paid for in cash as well as capital expenditures on leasehold improvements and furniture and equipment at the Toronto corporate office of approximately $1.3 million. The Corporation also incurred significant capital expenditures for computer equipment in 2001 of approximately $1.4 million, of which approximately $1.2 million was financed through a capital leasing program. In the 2000 year, the Corporation received proceeds of $0.8 million on the sale and lease-back of certain computer equipment.

The Corporation operates a large enterprise network providing connectivity between its clients, its offices and high-speed access to a multitude of destinations for live trade execution and as a result anticipates continuing capital expenditures on computer equipment during 2002, such capital expenditures to be funded through a capital leasing program.

The Corporation generated cash of $3.6 million from financing activities in 2001 compared to generating cash of $10.6 million in 2000. In 2001, the Corporation issued 333,334 common shares from treasury for net proceeds of $4.7 million in private placements and repurchased 91,900 common shares for cancellation under a Normal Course Issuer Bid for a cost of $0.8 million. In 2000, the Corporation issued 2,013,800 common shares from treasury for net proceeds of $7.6 million and issued 1,800,000 share purchase warrants for proceeds of $1.8 million in private placements. The Corporation issued 66,600 common shares in 2001 upon the exercise of stock options by employees for proceeds of $205,000 and issued 899,000 common shares in 2000 upon the exercise of stock options by employees and directors for proceeds of $3.2 million. The Corporation made repayments under capital lease obligations of $1.1 million in 2001 and repayments under capital lease obligations of $0.8 million in 2000. The Corporation received proceeds of $0.7 million from a bank loan in 2001 and repaid $0.1 million of the loan in 2001. The Corporation repaid a note payable of $1.2 million in 2000.

Subsequent to year-end the Toronto Stock Exchange approved a Normal Course Issuer Bid for the Corporation to repurchase at its discretion up to 553,000 of its common shares in 2002.

Risk Management

The Corporation is exposed to a variety of risks in the normal course of its business that may cause actual results to vary materially from the anticipated results discussed herein. These risks are discussed below.

Customer Dependence and Credit Risk

The Corporation is dependent on a limited number of customers for a substantial amount of its revenues. The loss of a significant customer would have a material and adverse effect on revenues and results of operations. For the year ended December 31, 2001, five customers accounted for approximately 33% of total revenues (December 31, 2000 - five customers for approximately 45%). The Corporation is attempting to mitigate this risk by aggressively seeking new customers.

The Corporation is subject to risk of non-payment of accounts receivable. At December 31, 2001, amounts due from five customers accounted for approximately 47% of total accounts receivable (December 31, 2000 - two customers for approximately 26.8%). The Corporation mitigates this risk by monitoring the credit worthiness of its customers monthly.

Foreign Exchange

In year 2001, the Corporation generated approximately 64% (2000 - approximately 49%) of its revenues in the United States and corresponding trade receivables due from customers in the United States at December 31, 2001 accounted for approximately 70% (December 31, 2000 - approximately 61%) of total outstanding trade receivables.

Expenses are predominantly incurred in Canadian dollars as a majority of the research and development, customer support and administration activities are conducted in Canada.

The Corporation does not, at present, hedge the risks associated with fluctuations in exchange rates between the U.S. dollar and the Canadian dollar and may be exposed in the future to adverse fluctuations between these exchange rates.

Competitive Environment

The market for global internet trading solutions and intelligent order routing systems is intensely competitive, fragmented and rapidly changing. Many of the Corporation's current competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and larger customer bases.

The key barriers to entry into the Corporation's markets include the extensive technical requirements and regulatory requirements necessary for connectivity to various exchanges and other markets to effectively serve a time-sensitive, regulated clientele.

The Corporation believes that it has the technical know-how, network infrastructure and products with user-friendly interfaces that facilitate easy execution of real time cross-border trading to ensure that it remains a key competitor.

Reliance on Key Employees

The Corporation's future success is dependent on the performance and continued service of its executive officers and certain key employees. The loss of service of key managers and executives, or the failure to attract, hire and retain additional key employees could materially affect the Corporation's business.

Regulatory Risk

The securities brokerage industry is subject to extensive government regulation including (but not limited to) marketing practices, capital structure, record keeping and conduct of directors, officers and employees. Any failure to comply with these regulations could subject the Corporation to censure, fines, the issuance of cease-and-desist orders or the suspension, and/or disqualification of its officers, directors or employees.

The Corporation constantly monitors the above noted securities regulations and believes that it is in compliance with these regulations.

Global Economic Slowdown

The Corporation's revenues and operating results are sensitive to changes in the amount of securities trading activity. Over the past year stock markets worldwide have experienced a downturn in trading activity that may cause revenues and operating results to fall below expectations.

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Future Outlook

The Corporation intends to continue its revenue model by concentrating on greater connectivity and promoting charges to customers based upon a transaction based model. While the Corporation expects that subscription fee revenue will continue to increase at a modest amount, transaction based revenue is expected to continue to increase at a far more rapid pace, as evidenced in 2001. As well, continued expansion in the United States is expected to generate an increasing percentage of revenue.

The acquisition of Robert C. Sheehan & Associates, Inc. proved to be a successful strategy in giving the Corporation not only an additional revenue stream but also access to potential new customers. The Corporation will look favourably upon possible future similar acquisitions.

Connectivity to an increasing number of destinations remains a priority and the Corporation feels this will remain our competitive advantage.

The Corporation expects to realize improving gross margins as it moves towards becoming self-clearing, thereby making each transaction more profitable.

The Corporation expects that its London office will provide a gateway to an increase of European business.

The Philadelphia office proved to be an expensive venture in 2001 and the closure of that office in 2002, together with a tighter control of expenses and payroll throughout the Corporation, is expected to bring positive results.